August 18, 2006

Mr. Robert Telewicz

Senior Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Re:                             Gramercy Capital Corp. Form 10-K for the year ended December 31, 2005, File No. 001-32248

Gentlemen:

We are transmitting for filing Gramercy Capital Corp.’s (the “Company”) responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities Exchange Commission (the “Commission”) contained in your letter to Mr. Robert R. Foley of the Company, dated July 20, 2006 (the “July 20 Letter”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the July 20 Letter, and is followed by the corresponding response of the Company.  We have provided to each of you and Wilson K. Lee a courtesy copy of this letter.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

1.                                      Please discuss your distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows.  If the cash flows from operating activities were insufficient to pay the distribution for any period, tell us the dollar amount of the deficiency and the alternative source of cash used to fund the distribution.  Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings, and etc.  Additionally, tell us what consideration you have given to discussing this information in your MD&A.

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that its stated policy with respect to dividends and distributions to stockholders is that such dividends will permit the Company to continue to qualify as a real estate investment trust as defined under the applicable section of the Internal Revenue Code of 1986, as amended, and regulations (i.e., the Company must distribute at least 90% of its taxable income).  Additionally, it is the Company’s policy to pay dividends that generally represent between 85% and 90% of its funds from operations (“FFO”) as defined by the Company in its Annual Report on Form 10-K for the year ended December 31, 2005 (the “10-K”) or Quarterly Reports on Form 10-Q.  To date, the Company’s FFO has been sufficient to support this policy.

Mr. Robert Telewicz

Senior Staff Accountant

August 18, 2006, Page 2

For the year ended December 31, 2005, the Company made cash distributions to its stockholders of approximately $22.7 million.  This amount is greater than the cash provided by operating activities as set forth in the Company’s Consolidated Statement of Cash Flows for the year ended December 31, 2005.  However, the calculation of cash flow provided by operating activities includes the origination or acquisition of debt investments held for sale, offset by the sales of such investments.  This inclusion can cause quarterly fluctuations in the presentation of cash provided by operating activities due simply to the timing of such originations and sales.  In addition, cash flow provided by operating activities does not take into account the cash proceeds from the Company’s borrowing activities, which were used to acquire the assets.  These proceeds are instead reflected in cash flows provided by financing activities.

This treatment is in accordance with Paragraph 9 of FAS 102 which states “Cash receipts and cash payments resulting from acquisitions and sales of loans also shall be classified as operating cash flows if those loans are acquired specifically for resale and are carried at market value or at the lower of cost or market value.”  For example, at December 31, 2005, the Company had approximately $42.0 million of loans held for sale, which were reflected as a cash outflow from cash provided by operating activities.   These loans were then sold in the first quarter of 2006, thereby resulting in a cash inflow to cash provided by operating activities during that period.  This treatment resulted in net cash provided by operating activities of approximately $2.2 million for the reporting period, which would cause an apparent shortfall of $20.5 million to pay dividends to stockholders.  Excluding the $42.0 million net cash outflow for loans held for sale, cash flow provided by operating activities would have been approximately $44.2 million.

Therefore, the Company believes that cash provided by operating activities is not necessarily the most accurate representation of the cash generated by the Company during the reporting period and the cash available to fund dividends.  With respect to MD&A, the Company states on page 42 of the 10-K that it has at least eight liquidity sources to fund its short-term capital requirements, including the payment of dividends, should the need arise.

Funds from operations, page 49

2.                                      We note that your definition of FFO excludes gains and losses from debt restructurings.  Explain to us how you determined that this would be an appropriate adjustment to arrive at FFO.  Reference is made to Item 10(e) of Regulation S-X.

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that we believe our use of FFO conforms to the guidance provided by the Commission in Item 10(e) of Regulation S-K regarding the use of non-GAAP financial measures.   The calculation of FFO on page 49 represents FFO as defined in the partnership agreement for the Company’s Operating Partnership.  It is also a metric upon which the Company relies on in determining the dividend payable to its stockholders. The calculation of FFO, as presented, is exclusive of gains and losses from debt restructurings, as debt restructurings are not considered to be a normal part of the Company’s business and because this treatment is in accordance with the definition contained in the partnership agreement. The Company supplementally advises the Staff that it has not had any gains or losses from debt restructurings.  This supports the Company’s position that it is a non-recurring item as provided under Item 10(e).

Mr. Robert Telewicz

Senior Staff Accountant

August 18, 2006, Page 3

Note 2 — Significant Accounting Policies

Revenue Recognition, page 63

3.                                      We note your disclosure that you recognize anticipated exit fees over the term of the loan as an adjustment to the yield.  Tell us the nature of these exit fees, the amount recognized in the current period and your basis in GAAP for recognizing these fees over the term of the loan.

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that it typically charges its borrowers a combination of loan origination fees, prepayment fees and penalties, and exit fees in connection with loans originated or acquired by the Company.  Exit fees are typically assessed against the original commitment amount of a loan, and are payable to the Company upon repayment of the loan (regardless of lockout or call protection provisions).  The Company will occasionally agree to credit a portion of an exit fee against the loan origination fee if the Company provides the refinancing of an existing loan, but such arrangements are always established at or prior to origination of the initial loan.  The Company recognizes exit fees in investment income over the expected life of the loan using the effective yield method (or the straight-line method, if such method does not result in a materially different result), provided that, in its judgment the loan is likely to be repaid at par and the exit fee is likely to be collected.  For the year ended December 31, 2005, the Company recognized $1,498,774 in exit fees.  This policy conforms with the provisions of FASB Statement 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans,” which states that nonrefundable fees shall be deferred and recognized over the life of the loan as an adjustment to yield.

Should you require additional information, or if you have questions about the contents of this letter, please call me at 212-297-1002.

Very truly yours,

/s/ Robert R. Foley
Robert R. Foley
Chief Financial Officer